

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 6, 2016

Michael J. O'Hara
President
ClickStream Corporation
1801 Century Park East, Suite 1201
Los Angeles, CA 90067

> **Re:** **ClickStream Corporation**
> **Registration Statement on Form 10**
> **Filed December 11, 2015**
> **File No. 000-52944**

Dear Mr. O'Hara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no assets. As such, you should disclose that you are a shell company in your business section and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also describe the potential impact on your ability to attract additional capital.

Part I

Item 1. Business

Overview, page 2

2.   Please revise to prominently disclose that you do not have a marketable product and that
        you have not generated any revenues. Describe the status of your proposed product
        including what has been accomplished and what remains to be accomplished to have a
        marketable product.

3.   We note your many references to industry leaders such as DraftKings and FanDuel in
        describing your business. Please clarify which, if any, contribute materially to your
        business in quantified terms. To the extent you are unable to provide an objective
        standard for identifying such businesses by name, please revise to remove the names.
        Similar concerns apply to your references to Facebook, Twitter, Yahoo, Google, STATS,
        RotoGrinders, RotoWire, OfficialPredictionMachine.com, Breaking Sports and Sports
        Guys LLC throughout your filing.

4.   Please revise to disclose that there can be no assurances that your efforts to develop the
        proposed fantasy sports platform will succeed, or that you will be able to successfully
        market the proposed fantasy sports platform, if developed.

5.   Please revise to describe the status of your developmental efforts for your fantasy sports
        platform, any potential difficulties that may preclude you from completing development
        and the expected costs of development.

Business Operations, page 3

6.   Please revise the statement that you have developed an automated analytics platform to
        more accurately describe the status of the platform's development. Please make
        corresponding revisions throughout your filing.

The Opportunity, page 3

7.   Please specifically disclose the factual basis for, and the context of, all your beliefs,
        understandings, estimates, and opinions set forth in the registration statement. You must
        be able to substantiate on a reasonable basis all of the projections, statistics and assertions
        that you cite. Examples of assertions or references that need support include the
        following:

        • your statement that fantasy sports players have grown from 500,000 in 1988 to an
          estimated 56 million in 2015 in the U.S. and Canada up from 32 million in 2010
          (page 3);

- your statement that fantasy sports players spend an average of 8.7 hours weekly consuming fantasy sports, they are mostly male (66%) with an average age of 37 years, and 57% have college degrees (page 3);

- your statement that Football is the most popular of the fantasy sports (73%) and 74% of the players use four to six sports websites to obtain relevant data to assist them in their playing strategies (page 3);

- your statement that daily games will generate around $2.6 billion in entry fees in 2015 and grow 41 percent annually, reaching $14.4 billion in 2020 (page 4);

- your statement that in 2013, 319,000 Fantasy Sports players used mobile devices to participate in fantasy sports and that in 2014, this number had increased by 847% to 3,022,000 (page 4); and

- your statement that fantasy sport platforms typically keep around 10 percent of participating fantasy sport participant fees as revenue, paying the rest in prizes (page 4).

Alternatively, please revise to remove these statements.

8. With respect to every third-party statement in your prospectus, such as the information provided by the Fantasy Sports Trade Association and Eilers Research, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Risk Factors

Risks Related to our Business, page 8

9. Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months. Also revise your liquidity and capital resources discussion to provide such information.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

10.   Please remove your references here to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbor provided by the PSLRA. Please revise your filing accordingly.

Liquidity, page 20

11.   We note your statement that you have hired a consultant to assist in raising capital. Please revise to briefly describe the duties your consultant will perform and whether your consultant is a registered broker-dealer and file this agreement as an exhibit to your registration statement.

Item 6. Executive Compensation

Summary Compensation Table, page 28

12.   Please revise the summary compensation table to provide all of the information required by Item 402(n) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 28

13.   Please revise to identify the major shareholder with whom you entered into a two year consulting agreement and the shareholder that provided legal services to the company. Refer to Item 404(d) of Regulation S-K.

14.   Please tell us what consideration you gave to disclosing the $45,000 promissory note issued to a shareholder that you describe on page F-11 and whether that agreement is required to be filed as an exhibit. Refer to Item 404(d) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 30

15.   You disclose here that you have conducted several unregistered sales in reliance on Regulation D. You have not, however, filed any Forms D. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc: David L. Ficksman, Esq.
        TroyGould Attorneys